UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-09718

PFPC INC. RETIREMENT SAVINGS PLAN

(Full title of the plan)

THE PNC FINANCIAL SERVICES GROUP, INC.

(Name of issuer of the securities held pursuant to the plan)

One PNC Plaza

249 Fifth Avenue

Pittsburgh, Pennsylvania 15222-2707

(Address of its principal executive office)

REQUIRED INFORMATION

Page
A. Financial Statements and Schedules

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1-2

AUDITED FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	3

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2007 and 2006	4

Notes to Financial Statements	5-10

SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2007:

Schedule H, Line 4i, Schedule of Assets Held for Investment Purposes	12

Schedule H, Line 4j, Schedule of Reportable Transactions	13

NOTE: All other schedules required by Section 2520-103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE	14

B. Exhibits

23.1 Consent of Independent Registered Public Accounting Firm

23.2 Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of

PFPC Inc. Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the PFPC Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 2006 were audited by other auditors whose report dated June 20, 2007 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes at December 31, 2007 and (2) reportable transactions for the year ended December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Milligan & Company, LLC

Philadelphia, Pennsylvania

June 26, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of

the PFPC Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the PFPC Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

June 20, 2007

PFPC INC.

RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2007 AND 2006

(Amounts in thousands)

	2007	2006
ASSETS:
Investments at fair value:
Common stock	$47,785	$56,765
Mutual funds	141,195	121,188
Collective Funds	8,457	6,947
RSP Profile Funds	25,984	23,505
Participant loans	7,670	6,799

Total investments	231,091	215,204

RECEIVABLES:
Employer contributions	2,870	2,698

TOTAL ASSETS AND NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	233,961	217,902
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(105)	44

NET ASSETS AVAILABLE FOR BENEFITS	$233,856	$217,946

See notes to financial statements.

PFPC INC.

RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in thousands)

	2007	2006
ADDITIONS:
Investment income:
Interest and dividends	$10,987	$7,160
Net (depreciation) appreciation in fair value of investments	(5,002)	22,383

Total investment income	5,985	29,543

Contributions:
Employer	9,553	9,148
Employee	13,237	12,208
Rollover	379	262

Total contributions	23,169	21,618

DEDUCTIONS:
Payments to participants or beneficiaries	(13,792)	(14,804)
Administrative expenses	(80)	(147)

Total deductions	(13,872)	(14,951)

OTHER:
Transfers to (from) the Plan	628	(1,927)

Total other	628	(1,927)

INCREASE IN NET ASSETS	15,910	34,283
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	217,946	183,663

End of year	$233,856	$217,946

See notes to financial statements.

PFPC INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	DESCRIPTION OF THE PLAN

The following description of the PFPC Inc. Retirement Savings Plan (“Plan”) provides only general information. Participants should refer to the Plan document, the Summary Plan Description, or the Plan prospectus for a more complete description of the Plan’s provisions.

The PNC Financial Services Group, Inc. (“PNC”) sponsors the Plan for the benefit of eligible employees of PNC’s subsidiary, PFPC Inc. and certain other participating employers (collectively, “PFPC”). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by an Administrative Committee (the “Administrative Committee”) appointed by the Chief Executive Officer of PNC. The Administrative Committee has appointed a Plan Manager to assist in the administration of the Plan.

Subject to Internal Revenue Code (“Code”) limitations, the Plan allows participants to contribute from 1% to 20% of their eligible compensation for any pay period on a pre-tax basis under Section 401(k) of the Code. PFPC may elect to make employer matching contributions on behalf of participants who make employee elective contributions. Annual employer matching contributions are discretionary and may be made for a Plan year only if certain pre-established business performance goals are attained for that year and are allocated only to participants who are employed by PFPC on the last day of the Plan year, with certain pre-defined exceptions. A vesting schedule applies to all annual employer matching contributions, if any. Under the terms of the Plan, any employer matching contributions that may be made are required to be invested in PNC common stock, except for participants who have exercised their diversification election rights (see below for a more detailed description of diversification election rights) to have their employer matching portions, if any, invested in other investments available under the Plan. The Plan permits participants to transfer contributions into the Plan from another qualified plan. Such transfers are reflected in the Plan’s financial statements as rollover contributions.

The Plan allowed participants age 50 or older to contribute up to an additional $5,000 of their eligible compensation on a pre-tax basis for both the 2007 and 2006 tax years in accordance with the changes made by the Economic Growth and Tax Relief Reconciliation Act of 2001 to Section 401(k) of the Code. These additional elective contributions were not eligible for matching contributions.

The Plan provides that for each pay period, PFPC will contribute employer basic contributions equal to 3% of eligible participants’ compensation for that pay period. These contributions are made in cash and are immediately fully vested. In addition, the Plan provides that certain eligible participants receive employer transitional contributions each pay period that are also immediately fully vested. Also, the Plan provides that eligible Plan participants who are employed by PFPC on the last day of the year will receive an employer contribution to the Plan equal to 2% of eligible compensation if PFPC achieves financial results in excess of 135% of its announced target for a Plan year. This contribution is immediately fully vested.

The Plan provides all participants the ability to diversify the employer matching contribution portion of their Plan account invested in PNC common stock into other investment options available within the Plan. Additionally, participants who are age 50 or older can choose to have their future employer matching contributions made in cash and invested in other investment funds available under the Plan, rather than having their employer matching contributions automatically invested in PNC common stock.

The Plan allows participants to make an annual election either to receive any dividends paid on their shares of PNC common stock held in the Plan as a direct cash payment or to have any such dividends automatically reinvested in PNC common stock within the Plan.

The Plan’s loan feature allows participants to borrow against their Plan account balance in accordance with the loan policies established by the Administrative Committee. Under certain circumstances, the Plan permits in-service withdrawals by participants.

Although it has not expressed an interest to do so, PNC has the right under the Plan to adjust or discontinue employer contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting— The financial statements have been prepared in accordance with the Plan and under the accrual method of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through the PNC Investment Contract Fund Z. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates— The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ, perhaps materially, from those estimates.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. If available, quoted market prices are used to value investments. Participation units in the RSP Profile Funds, collective funds, and mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximate fair value.

Risks and Uncertainties—The Plan utilizes various investment instruments, including investments in mutual funds, common stock, RSP Profile Funds and collective funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits— Benefits are recorded when paid.

Administrative Expenses— Expenses are either paid by the Plan or by PNC, as provided by the Plan document.

Transfers— Along with the Plan, PNC also sponsors a separate plan for other eligible employees—The PNC Financial Services Group, Inc. Incentive Savings Plan. If participants become employed by another entity during the year, their account balances are transferred into the corresponding plan. For the year ended December 31, 2007, Plan transfers existed and were reflected as a component of transfers to and from the Plan within the Statements of Changes in Net Assets Available for Benefits.

Recent Accounting Pronouncements— During 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” This standard defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement applies whenever other accounting standards require or permit assets or liabilities to be measured at fair value. As required, the Plan has adopted SFAS 157 prospectively beginning January 1, 2008.

Reclassifications— Certain 2006 balances have been reclassified to conform to the 2007 presentation. These changes had no impact on previously reported Net Assets Available for Benefits.

3.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

PNC Bank, National Association is the Plan’s trustee and also provides recordkeeping and other administrative services. Fees paid by the Plan for administrative services were $126,614 and $147,133 for the years ended December 31, 2007 and 2006, respectively. Investments under the Plan are participant-directed, except as otherwise noted. Investment options include various RSP Profile Funds in which participation is limited to participants in the Plan, and the PNC Investment Contract Fund Z, a collective fund, both of which are investments in related parties. Investment options also include certain BlackRock Funds, which are registered investment companies (mutual funds) from which PNC affiliates, including PFPC Worldwide, Inc. and its affiliates, receive compensation for providing services, such as investment advisory, custodial and transfer agency services, to the mutual funds. The BlackRock Funds are managed by BlackRock, Inc. and its affiliates. PNC had an equity ownership interest in BlackRock, Inc. of approximately 34% at December 31, 2007 and 2006. The Plan held an investment in PNC common stock with a fair value of $47.8 million and $56.8 million at December 31, 2007 and 2006, respectively. Management has not considered PFPC contributions to the Plan or benefits paid by the Plan to participants as party-in-interest transactions.

4.	INVESTMENTS

The following table presents the fair value of investments in the Plan at December 31, 2007 and 2006:

(Amounts in thousands)

	2007		2006
American Beacon Funds Small Cap Value Fund	$11,790	*	$12,916	*
American Funds EuroPacific Growth Fund / R5	18,977	*	12,286	*
BlackRock Funds Total Return II Fund BR	8,891		7,925
BlackRock Funds High Yield Bond Fund BR	3,594		2,964
BlackRock Funds Mid-Cap Growth Equity Fund	4,846		3,299
BlackRock Funds Small Cap Growth Equity Fund	11,772	*	9,528
BlackRock Liquidity Funds Temp Fund	14,047	*	12,549	*
CRM Mid Cap Value Fund	11,764	*	8,701
Dodge & Cox Stock Fund	24,121	*	22,235	*
Harbor Funds Capital Appreciation Fund	5,976		4,696
Participant Loans	7,670		6,799
The PNC Financial Services Group, Inc. Common Stock Fund	47,785	*	56,765	*
PNC Investment Contract Fund Z	8,457		6,947
RSP Aggressive Profile Fund (1)	16,657	*	15,192	*
RSP Conservative Profile Fund (1)	3,195		2,741
RSP Moderate Profile Fund (1)	6,132		5,573
Vanguard Institutional Index Fund (2)	—		24,088	*
Vanguard Institutional Index Plus Fund (2)	25,417	*	—

	$231,091		$215,204

*	These investments exceeded 5% of net assets available for benefits at December 31, 2007 and/or 2006, as indicated.
(1)	The RSP Aggressive, Conservative, and Moderate Profile Funds provide participants with diversified investment options, each of which provides different levels of risk and return. Each Profile Fund is diversified across major asset classes, including U.S. and non-U.S. equity and fixed income markets using the mutual funds and collective funds already available to Plan participants.
(2)	Effective May 11, 2007, the Vanguard Institutional Index Fund was converted from Institutional share class to Institutional Plus share class, effectively reducing the fund’s management fees from 5.0 basis points to 2.5 basis points.

The following table presents the components of net appreciation / (depreciation) by investment fund for the years ended December 31, 2007 and 2006:

(Amounts in thousands)

	2007	2006
American Beacon Funds Small Cap Value Fund	$(2,413)	$665
American Funds EuroPacific Growth Fund / R5	980	1,168
BlackRock Funds Total Return II Fund BR	89	(8)
BlackRock Funds High Yield Bond Fund BR	(195)	96
BlackRock Funds Mid-Cap Growth Equity Fund	682	186
BlackRock Funds Small Cap Growth Equity Fund	1,522	1,484
CRM Mid Cap Value Fund	(232)	647
Dodge & Cox Stock Fund	(2,505)	2,026
Harbor Funds Capital Appreciation Fund	559	103
The PNC Financial Services Group, Inc. Common Stock Fund	(6,194)	9,797
PNC Investment Contract Fund (1)	—	52
PNC Investment Contract Fund Z (1)	377	244
RSP Aggressive Profile Fund	926	2,234
RSP Conservative Profile Fund	176	217
RSP Moderate Profile Fund	363	622
Vanguard Institutional Index Fund (2)	1,557	2,850
Vanguard Institutional Index Plus Fund (2)	(694)	—

	$(5,002)	$22,383

(1)	Effective March 20, 2006, the PNC Investment Contract Fund was replaced by the PNC Investment Contract Fund Z.
(2)	Effective May 11, 2007, the Vanguard Institutional Index Fund was converted from Institutional share class to Institutional Plus share class, effectively reducing the fund’s management fees from 5.0 basis points to 2.5 basis points.

5.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed PNC by a letter dated February 7, 2006 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“Code”). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of investments at fair value per the financial statements at December 31, 2007 and 2006 to Form 5500:

(Amounts in thousands)

	2007	2006
Net assets available for benefits:
Investments, at fair value	$233,961	$217,902
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(105)	44

Total investments (current value column) per Form 5500
Schedule of Assets (Held at End of Year)	$233,856	$217,946

7.	SUBSEQUENT EVENT

Effective May 5, 2008, approximately $37 thousand of assets from the Coates Analytics Retirement Plan was merged into the Plan. Coates Analytics, LP was acquired by PFPC on December 7, 2007 and became a participating employer under the Plan on January 1, 2008.

* * * * * *

SUPPLEMENTAL SCHEDULES

PFPC INC.

RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2007

(Amounts in thousands, except for share information)

Identity of Issuer, Borrower, or Similar Entity		Description of Investment	Cost	Fair Value
	Corporate Common Stock:
*	The PNC Financial Services Group, Inc.
	Common Stock Fund	727,881 shares	$36,478	$47,785

	Shares of an Investment Company:
	American Beacon Funds Small Cap Value Fund	669,520 shares	13,237	11,790
	American Funds EuroPacific Growth Fund / R5	373,043 shares	16,321	18,977
*	BlackRock Funds Total Return II Fund BR	925,211 shares	8,900	8,891
*	BlackRock Funds High Yield Bond Fund BR	463,725 shares	3,745	3,594
*	BlackRock Funds Mid-Cap Growth Equity Fund	355,002 shares	3,860	4,846
*	BlackRock Funds Small Cap Growth Equity Fund	489,064 shares	8,562	11,772
*	BlackRock Liquidity Funds Temp Fund	14,046,539 shares	14,047	14,047
	CRM Mid Cap Value Fund	397,285 shares	11,324	11,764
	Dodge & Cox Stock Fund	174,460 shares	23,942	24,121
	Harbor Funds Capital Appreciation Fund	160,170 shares	5,013	5,976
	Vanguard Institutional Index Plus Fund	189,479 shares	26,112	25,417

	Other Investments:
*	Loan Fund -Various participants	Participant loans with range of interest rates of 4.00% - 9.75% and maturities ranging from 2 to 328 months	7,668	7,670
	Collective Funds:
*	PNC Investment Contract Fund Z	2,724,962 shares	7,859	8,457
	RSP Profile Funds:
*	RSP Aggressive Profile Fund	774,213 shares	12,636	16,657
*	RSP Conservative Profile Fund	206,616 shares	2,702	3,195
*	RSP Moderate Profile Fund	338,964 shares	4,878	6,132

	Total		$207,284	$231,091

*	Party-in-interest

PFPC INC.

RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4j

SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 2007

(Amounts in thousands, except for share information)

SERIES OF TRANSACTIONS, WHICH WHEN AGGREGATED, EXCEED 5% OF BEGINNING NET ASSETS

Description of Assets	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
Corporate Common Stock:

The PNC Financial Services Group, Inc.
187,980 shares	$13,272,632		$13,272,632	$13,272,632
226,778 shares		$16,143,870	$16,790,622	$16,143,870	$(646,752)

Shares of an Investment Company:

Dodge & Cox Stock Fund
55,654 shares	$8,501,494		$8,501,494	$8,501,494
26,503 shares		$4,110,377	$4,003,050	$4,110,377	$107,327

BlackRock Liquidity Funds Temp Fund
11,922,117 shares	$11,922,117		$11,922,117	$11,922,117
10,425,117 shares		$10,425,117	$10,425,117	$10,425,117	—

Vanguard Institutional Index Fund
14,213 shares	$1,867,136		$1,867,136	$1,867,136
11,360 shares		$27,512,225	$25,955,117	$27,512,225	1,557,108

Vanguard Institutional Index Plus Fund
214,613 shares	$29,559,143		$29,559,143	$29,559,143
25,134 shares		$3,448,669	$3,465,773	$3,448,669	(17,104)

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PFPC INC. RETIREMENT SAVINGS PLAN
(Name of Plan)

Date: June 30, 2008	By:	/s/ James S. Gehlke
James S. Gehlke
Plan Manager/Administrator

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Milligan & Company, LLC filed herewith

23.2	Consent of Deloitte & Touche LLP filed herewith